Exhibit 99.1

EPWK HOLDINGS LTD. (“EPWK,” the “Company,” “we,” “our,” or “us”) (Nasdaq: EPWK), an innovative and efficient crowdsourcing platform to connect businesses with great talents, announced its unaudited financial results for the six months ended December 31, 2024.

First Half 2024 Financial Highlights

●	Total revenues for the six months ended December 31, 2024 were US$8.48 million, representing a decrease of 0.61% from US$8.53 million in the same period of 2023.

●	Gross profit for the six months ended December 31, 2024 was US$1.39 million with a gross profit margin of 16.37%, compared to US$2.46 million with a gross profit margin of 28.83% in the same period of 2023.

●	Income from operations for the six months ended December 31, 2024 was net loss US$0.79 million, representing a decrease of 55.36% from net loss US$0.51 million in the same period of 2023.

●	Net income for the six months ended December 31, 2024 was net loss US$484,013 from US$20,263 in the same period of 2023.

Management Commentary

CEO Statement by Mr. Guohua Huang: “During the six months ended December 31, 2024, we achieved stable total revenue of $8.48 million, maintaining performance in line with the same period in 2023. The year-over-year decline in net profit was primarily driven by two factors: (1) increased costs associated with our premium business solutions service, which rose proportionally with revenue growth in that segment; and (2) additional expenses incurred to accelerate our initial public offering process, including IPO advisory and compliance-related costs.

Looking ahead, we will focus on the following strategic priorities: strengthening strategic partnerships to enhance customer acquisition capabilities, and deploying AI tools across our platform to mitigate the disruptive impact of AI adoption on core service volumes.”

First Half 2024 Financial Results

Net revenues

Our net revenues decreased by US$0.05 million or 0.61% from US$8.53 million for the six months ended December 31, 2023 to US$8.48 million for the same period of 2024.

	For the six months ended December 31,		Change
	2024	2023	Amount	%
Online Promotion revenue	$1,601,447	$1,887,336	$(285,889)	-15.15%
Premium business solutions revenue	6,073,510	5,031,837	1,041,673	20.70%
Value-Added Services revenue	301,413	957,976	(656,563)	-68.54%
Shared office rental and management revenue	500,795	651,732	(150,937)	-23.16%
Total	$8,477,165	$8,528,881	$(51,716)	-0.61%

Revenue from online promotion decreased by 15.15% from US$1.89 million six months ended December 31, 2023 to US$1.60 million for the same period of 2024, mainly because SMEs have significantly curtailed marketing outsourcing expenditures, while widespread AI adoption has disrupted demand for basic design and copywriting services, collectively contributing to reduced corporate order volumes on the platform.

Revenue from premium business solutions increased by 20.70% from US$5.03 million for the six months ended December 31, 2023 to US$6.07 million for the same period of 2024, mainly because we sacrificed profit margins to drive business volume growth.

Revenue from value-added services decreased by 68.54% from US$0.96 million for the six months ended December 31, 2023 to US$0.30 million for the same period of 2024, mainly because the reduction in government policy subsidies under the current macroeconomic environment, the demand for qualification processing has correspondingly decreased, leading to a decline in its business scale.

Revenue from shared office rental and management decreased by 23.16% from US$0.65 million for the six months ended December 31, 2023 to US$0.50 million for the same period of 2024, mainly because the expiration of leases for some maker spaces has led to tenant move-outs and a corresponding decrease in revenue.

Cost of revenues

Our cost of revenues increased by US$1.02 million or 16.80% from US$6.07 million for the six months ended December 31, 2023 to US$7.09 million for the same period of 2024, primarily attribute to an increase in premium business solutions service.

Gross profit

Our gross profit decreased by US$1.07 million or 43.50% from US$2.46 million for the six months ended December 31, 2023 to US$1.39 million for the same period of 2024. Our gross profit margin was 16.37% for the six months ended December 31, 2024 and 28.83% for the same period of 2023, primarily attribute to an increase in low-margin premium business solutions service and a decrease in high-margin online promotion services.

Operating expenses

Total operating expenses decreased by 26.60% from US$2.97 million for the six months ended December 31, 2023 to US$2.17 million for the same period of 2024.

Sales and marketing expenses. Our sales and marketing expenses in total decreased by US$0.76 million or 48.10% from US$1.58 million for the six months ended December 31, 2023 to US$0.82 million for the same period of 2024, primarily because the marketing expenses for obtaining new customers decreased US$0.69 million.

General and administrative(G&A) expenses. Our general and administrative expenses increased by US$0.37 million or 50.00% from US$0.74 million for the six months ended December 31, 2023 to US$1.11 million for the same period of 2024, primary because professional service fees about listing and other consulting services increased US$0.33 million.

Research and development expense. Our research and development expenses decreased by US$0.40 million or 61.54% from US$0.65 million for the six months ended December 31, 2023 to US$0.25 million for the same period of 2024, primarily due to the development projects are in their final stages, requiring fewer resources.

Other (income) expenses, net

Total other income decreased by US$0.23 million from US$0.53 million for the six months ended December 31, 2023 to US$0.30 million for the same period of 2024, primarily due to decrease of subsidy income.

Income(loss) before income tax

Our loss before income tax was US$484,087 for the six months ended December 31, 2024 and income before income tax was US$25,901 for the same period of 2023, respectively.

Net income/loss

As a result of the foregoing, our net loss was US$484,013 for the six months ended December 31, 2024 and net income was US$20,263 for the same period of 2023, respectively.

Financial Conditions

As of December 31, 2024, the Company had cash and cash equivalents of $0.38 million, compared to $0.23 million as of June 30, 2024. Account receivable, net was $0.26 million as of December 31, 2024, compared to $0.16 million as of June 30, 2024. Advance to suppliers was $0.55 million as of December 31, 2024, compared to $0.25 million as of June 30, 2024. As of December 31, 2024, the Company had current assets of $1.75 million and current liabilities of $10.16 million, resulting in negative working capital of $8.41 million, as compared with current assets of $1.12 million, current liabilities of $9.24 million, and negative working capital of $8.12 million as of June 30, 2024. Although the working capital is negative, overall liquidity risk remains manageable, primarily due to the composition of current liabilities: bank borrowings (32.3% of total current liabilities) and related-party loans (23.01%). The bank loans do not have concentrated repayment schedules, and related-party loans are repayable based on the company’s operational performance.

Exchange Rate

This announcement contains translations of amounts in Renminbi (“RMB”) into U.S. dollars (“US$”).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements, which is derived from company’s own simple exchange rate conversion:

	As of
	December 31,	June 30,
	2024	2024
Balance sheet items, except for equity accounts	7.2993	7.2672

	For the six months ended
	December 31,
	2024	2023
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.1767	7.2347

Forward-Looking Statements

This report contains forward-looking statements. All statements other than statements of historical fact in this report are forward-looking statements, including but not limited to, the intent, belief or current expectations of Planet Image and members of its management, as well as the assumptions on which such statements are based. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement on Form F-1 and in its other filings with the U.S. Securities and Exchange Commission.

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share or otherwise noted)

	As of
	December 31,	June 30,
	2024	2024
	(Unaudited)
Assets
Current assets:
Cash	$375,597	$227,826
User funds	456,008	446,775
Accounts receivable, net	257,166	162,910
Advance to suppliers	551,770	245,723
Prepaid expenses and other receivables, net	105,483	40,167
Deferred Tax Asset	2,037	1,384
Total current assets	1,748,061	1,124,785
Property and equipment, net	596,544	671,038
Right-of-use assets	2,204,356	2,473,165
Intangible assets, net	109,071	135,993
Deferred expense long-term	-	-
Other non-current assets	90,079	107,466
Total non-current assets	3,000,050	3,387,662
TOTAL ASSETS	$4,748,111	$4,512,447
Liabilities
Current liabilities:
Short term bank loans	$3,282,507	$3,385,073
Accounts payable	502,496	560,062
Contract liabilities – current	2,354,292	2,098,022
User accounts payable	456,008	446,775
Related parties payable	2,338,950	1,386,022
Accrued expenses and other current liabilities	626,085	781,942
Deferred subsidies	-	-
Lease payable-current portion	602,547	584,591
Total current liabilities	10,162,885	9,242,487

Contract liabilities – non-current	219,562	127,439
Lease payable-non-current	1,984,824	2,299,697
Other non-current liabilities	25,955	43,723
Total non-current liabilities	2,230,341	2,470,859
TOTAL LIABILITIES	$12,393,226	$11,713,346

Shareholders’ Deficit
Ordinary shares 500,000,000 shares authorized, par value $0.0001
(15,601,494 Class A shares issued and outstanding as of December 31 and June 30, 2024)	1,560	1,560
(3,555,948 Class B shares issued and outstanding as of December 31 and June 30, 2024)	356	356
Subscription receivable	(1,916)	(1,916)
Additional paid in capital	11,149,482	11,149,482
Accumulated deficits	(19,347,428)	(18,863,415)
Accumulated other comprehensive income	552,831	513,034
Total Shareholders’ deficit	(7,645,115)	(7,200,899)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$4,748,111	$4,512,447

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share or otherwise noted)

	For the six months ended
	December 31,
	2024	2023

Net revenue	$8,477,165	$8,528,881
Cost of revenue	7,089,388	6,069,691
Gross profit	1,387,777	2,459,190

Operating Expenses
Selling expenses	822,123	1,576,187
General and administrative expenses	1,105,043	738,388
Research and development expense	247,728	651,272
Total operating expense	2,174,894	2,965,847

Operating loss	(787,117)	(506,657)

Non-operating Income (Expenses)
loss on disposal of assets	(5,749)	-
Other income	23,449	6,847
Other expenses	(119)	(322)
Interest expense, net	(71,498)	(72,274)
Subsidy income	356,947	598,307
Total other income and expenses, net	303,030	532,558

Income(Loss) before income tax	(484,087)	25,901

Income tax expense	(74)	5,638
Net income(loss)	$(484,013)	$20,263
Other comprehensive income:
Foreign currency translation (loss) gain, net of income taxes	39,797	(131,474)
Total comprehensive loss	$(444,216)	$(111,211)

Basic & diluted earnings(loss) per share	(0.03)	0.00
Weighted average shares outstanding	19,157,442	19,157,442

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Six-month ended December 31, 2024 and 2023

(In U.S. dollars, except for share or otherwise noted)

								Accumulated
	Class A		Class B			Additional		other	Total
	Ordinary Shares		Ordinary Shares		Subscription	paid-in	Accumulated	comprehensive	shareholder’s
	Share	Amount	Share	Amount	receivable	capital	deficit	income (loss)	deficit
Balance as of June 30, 2023	15,601,494	1,560	3,555,948	356	(1,916)	11,149,482	(17,660,499)	496,374	(6,014,643)
Net gain	-	-	-	-	-	-	20,263	-	20,263
Foreign currency translation adjustment	-	-	-	-	-	-	-	(131,474)	(131,474)
Balance as of December 31,2023 (Unaudited)	15,601,494	1,560	3,555,948	356	(1,916)	11,149,482	(17,640,236)	364,900	(6,125,854)

Balance as of June 30, 2024	15,601,494	1,560	3,555,948	356	(1,916)	11,149,482	(18,863,415)	513,034	(7,200,899)
Net loss	-	-	-	-	-	-	(484,013)	-	(484,013)
Foreign currency translation adjustment	-	-	-	-	-	-	-	39,797	39,797
Balance as of December 31,2024 (Unaudited)	15,601,494	1,560	3,555,948	356	(1,916)	11,149,482	(19,347,428)	552,831	(7,645,115)

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share or otherwise noted)

	For the Six-month ended
	December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(484,013)	$20,263
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Depreciation	70,412	110,545
Amortization	26,773	26,689
Noncash operating lease expense	263,020	452,001
Deferred tax benefits	(669)	5,638
Allowance for expected credit loss	4,512	(37,710)
Loss from the disposal of property and equipment	6,137	-
Changes in assets and liabilities：
Accounts receivable	(104,892)	453,114
Advance to suppliers	(312,374)	37,743
Prepaid expenses and other current assets	(66,613)	8,693
Lease liabilities	(289,770)	(478,961)
Other non-current assets	17,203	4,423
Other non-current liabilities	(17,876)	(39,904)
Accounts payable	(56,045)	(652,888)
Contract liabilities	364,300	(321,266)
Advance from customers	-	290,994
Deferred subsidies	-	(47,288)
Accrued expenses and other liabilities	(155,021)	(89,149)
Net cash used in operating activities	$(734,916)	$(257,063)

CASH FLOWS FROM INVESTING ACTIVITIES:
Lend to related parties	$-	$(117,740)
Repayment from related parties	-	117,740
Net cash provided by investing activities	$-	$-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	$1,254,058	$1,326,931
Repayment of bank loans	(1,343,236)	(1,249,471)
Borrowing from related parties	2,149,613	406,373
Repayment to related parties	(1,174,207)	(567,539)
Net cash (used in) / provided by financing activities	$886,228	$(83,706)

Effect of exchange rate changes	(3,541)	6,845
Total cash flows	$147,771	$(333,924)

Cash at beginning of period	227,826	607,449
Cash at end of period	375,597	273,525
Net decrease in cash	$147,771	$(333,924)

Supplementary Cash Flows Information
Interest expense paid	71,596	72,598
Income tax paid	1,393	-
Non-Cash investing and financing activities
To offset accounts receivable and exchange for fixed assets	3,785	-